Exhibit 99.4

Borealis Offers to Acquire GPN S.A.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Vincent GRANIER

Tel.: + 33 (0) 1 41 35 90 30

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 914 832 865 euros

542 051 180 R.C.S. Nanterre

www.total.com

Paris, February 6, 2013 - Total has received a firm offer from Borealis to acquire GPN S.A., a wholly owned Total affiliate that is France’s largest nitrogen fertilizer manufacturer. The Group has granted Borealis the exclusive right to pursue the offer.

In light of the quality of the Borealis’ offer, Total has decided to present it, as well as Borealis’ offer (described in a separate press release) to acquire Total’s 56.86% interest in Belgium’s Rosier S.A., listed on NYSE Euronext Brussels, to the employee representatives concerned, as part of the information and consultation procedures.

A leading international provider of chemical solutions, Borealis is solidly established in nitrogen fertilizers in Central Europe and is deploying an ambitious growth strategy to become a European market leader, as demonstrated by its acquisition of France’s PEC-Rhin SAS in early 2012.

“Fertilizers are a non-core business for Total, commented Patrick Pouyanné, President of Total’s Refining & Chemicals. In joining Borealis, GPN — which is well established in France and has benefited from a vast capital expenditure plan in recent years — would enjoy new growth opportunities, including in the global marketplace.”

Borealis’ offer for GPN includes clear undertakings to continue operations, to assume all employment contracts and to maintain jobs.

The offer is subject to approval by the relevant antitrust authorities.

Borealis’ offer does not concern Grande Paroisse S.A. and Total will retain all obligations and liabilities related to that company’s former operations, in particular those arising from the AZF site in Toulouse, France.

GPN is France’s leading manufacturer of nitrogen fertilizers and nitrogen oxide reducers. It supplies about 25% of the French market, with revenue of €500 million. GPN has 725 employees in France. Its production facilities are located in Grandpuits in the greater Paris region and Grand Quevilly in Normandy.

TOTAL 2, place Jean Millier La Défense 6 92 400 Courbevoie France

Borealis

Borealis is a leading provider of innovative solutions in the fields of polyolefins, base chemicals and fertilizers. With sales of €7.1 billion in 2011, customers in over 120 countries and around 5,300 employees worldwide, Borealis is headquartered in Vienna, Austria. Borealis is owned 64% by the International Petroleum Investment Company (IPIC) of Abu Dhabi and 36% by OMV, the leading energy group in the European growth belt.

www.borealisgroup.com

Total

Total is a leading international oil and gas company with operations in more than 130 countries. We are also a world-class chemical producer. Our 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, new energies, trading and chemicals. Total is working to keep the world supplied with energy, both today and tomorrow.

www.total.com

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Vincent GRANIER

Tel.: + 33 (0) 1 41 35 90 30

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 914 832 865 euros

542 051 180 R.C.S. Nanterre

www.total.com